ENTERPRISE FINANCIAL SERVICES CORP

150 North Meramec

Clayton, Missouri 63105

June 2, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:          Enterprise Financial Services Corp

Acceleration Request

Registration Statement on Form S-4/A

File No. 333-256265

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Enterprise Financial Services Corp, a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Friday, June 4, 2021, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Paul Jaskot, of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Paul Jaskot, Holland & Knight LLP, Cira Centre, Suite 800, 2929 Arch Street, Philadelphia, PA 19104.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Paul Jaskot at (215) 252-9539 or, in his absence, Shawn Turner at (303) 974- 6645 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Keene S. Turner
Keene S. Turner
Executive Vice President and
Chief Financial Officer

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